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                 May 13, 2020

       Maoz Sigron
       Chief Financial Officer
       Perion Network Ltd.
       26 HaRokmim Street
       Holon 5885849, Israel

                                                        Re: Perion Network Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed May 6, 2020
                                                            File No. 333-238020

       Dear Mr. Sigron:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 or Jan Woo,
       Legal Branch Chief, at (202) 551-3453 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Richard H. Gilden